

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 6, 2009

Mr. Scott Allen
Chief Financial Officer
ReoStar Energy Corporation
3880 Hulen Street
Fort Worth, Texas 76107

     RE: ReoStar Energy Corporation
              Schedule 14A
              Filed January 16, 2009
              File No. 0-52316

Dear Mr. Allen:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand from a telephone conversation with Mr. Scott Allen, your Chief Financial Officer, that you printed and mailed the proxy statement in January 2008, prior to the lapse of the 10 day period required by Exchange Act Rule 14a-6(a). Advise us in writing whether or not you will promptly recirculate a revised definitive proxy statement after we indicate to you that we have no further comments relating to this matter. If not, please explain to us why you do not believe that recirculation is required.

2.   Confirm how and when you notified shareholders that the meeting scheduled for February 10, 2009 would not be held on that date.

Proposal One – Election of Directors, page 5

3.   As Item 401(e) of Regulation S-K contemplates, please provide complete biographical sketches for each director, eliminating all gaps and ambiguities with regard to time in the past five years. Where appropriate, identify the month and year to indicate precisely when each assignment began and ended. Make similar revisions to eliminate gaps from the biographical sketches of your executive officers on page 25.

Nominating Committee, page 7

4.   Disclose the basis for the view of your board of directors that it is appropriate to not have a nominating committee. See Item 407(c)(1) of Regulation S-K.

Proposal Three – Approval of Proposal to Amend Articles of Incorporation to Effect Reverse Stock Split, page 18

5.   Provide a table comparing the number of shares of common stock issued and the number of shares authorized and not yet issued or reserved both before and after the proposed reverse stock split.

2008 Director Compensation, page 29

6.   Provide the appropriate footnotes to your director compensation table regarding the number of aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Scott Allen
ReoStar Energy Corporation
February 6, 2009
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        J. Madison

        via facsimile
        Raymond Lee
        (949) 732-6501